THE FOLLOWING RESOLUTION WAS ADOPTED WRITTEN CONSENT BY A MAJORITY OF THE FUND'S BOARD OF DIRECTORS WHO ARE NOT "INTERESTED PERSONS" OF THE FUND:

RESOLVED: that an endorsement to the RMIC  Bond  with  St.Paul Fire  and  Marine
          Insurance Company effective September 30, 2006 for the period ending September 30, 2007, evidencing the increase in limit of liability to $525,000 be and hereby is approved.

                            ENDORSEMENT OR RIDER NO. [ ]
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
--------------------------------------------------------------------------------

 ATTACHED TO AND FORMING      DATE ENDORSEMENT OR      * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.      RIDER EXECUTED

      -------------              ------------            ----------   12:01 A.M. STANDARD TIME AS
        490BD0583                  01/16/07               12/15/06    SPECIFIED IN THE BOND OR POLICY
      -------------              ------------            ----------
--------------------------------------------------------------------------------------------------------
 * ISSUED TO
------------------------------------
 JF CHINA REGION FUND, INC.
------------------------------------
--------------------------------------------------------------------------------------------------------
                               AMEND DECLARATIONS

It is agreed that: The following checked items are amended on the Declarations Page:

[ ] Item 1. Name of Insured / Principal Address:
                 ---------------------------------------------------------------------------------------
            From:


                 ---------------------------------------------------------------------------------------
              To:


                 ---------------------------------------------------------------------------------------

[ ] Item 2. Bond Period:
            From: 12:01 a.m. on [__________] to 12:01 a.m. on [__________] the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

[X] Item 3. Limit of Liability is hereby amended to read as follows:

                                                                   Limit of Liability   Deductible Amount
                                                                   ------------------   -----------------
            Insuring Agreement A - Fidelity                         $525,000.            $25,000.
                                                                   ------------------   -----------------
            Insuring Agreement B - Audit Expense                    $50,000.             $5,000.
                                                                   ------------------   -----------------
            Insuring Agreement C - Premises                         $525,000.            $25,000.
                                                                   ------------------   -----------------
            Insuring Agreement D - Transit                          $525,000.            $25,000.
                                                                   ------------------   -----------------
            Insuring Agreement E - Forgery or Alteration            $525,000.            $25,000.
                                                                   ------------------   -----------------
            Insuring Agreement F - Securities                       $525,000.            $25,000.
                                                                   ------------------   -----------------
            Insuring Agreement G - Counterfeit Currency             $525,000.            $25,000.
                                                                   ------------------   -----------------
            Insuring Agreement H - Stop Payment                     $50,000.             $5,000.
                                                                   ------------------   -----------------
            Insuring Agreement I - Uncollectible Items of Deposit   $50,000.             $5,000.
                                                                   ------------------   -----------------
            Optional Coverages Added by Rider:
            -----------------------------------------------------

            -----------------------------------------------------  ------------------   -----------------
            J- Computer Systems                                     $525,000.            $25,000.
            -----------------------------------------------------  ------------------   -----------------
            K- voice Initiated Transactions                         $525,000.            $25,000.
            -----------------------------------------------------  ------------------   -----------------
            L- TeleFacsimile Systems                                $525,000.            $25,000.
            -----------------------------------------------------  ------------------   -----------------
            M- Unauthorized Signatures                              $50,000.             $5,000.
            -----------------------------------------------------  ------------------   -----------------
                                                                    $                    $
            -----------------------------------------------------  ------------------   -----------------

[ ] Item 4. Offices or Premises Covered:
            The following offices or premises are added:
            ------------------------------------------------------------------------------


            ------------------------------------------------------------------------------

This endorsement applies to loss sustained at any time but discovered on or after the date this endorsement becomes effective.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                         By ____________________________________
                                                 Authorized Representative

ICB028 Ed. 7-04
(c) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved